Exhibit 99.10

NICE Sets the Standard for Responsible Design and Deployment of AI-Powered Robots by Unveiling its Robo-Ethical Framework

A first in the robotics industry, NICE's five guiding ethical principles demonstrate commitment to ensuring responsible robot-human dynamics in the workplace

Hoboken, N.J., June 30, 2021 – NICE (Nasdaq: NICE) today unveiled a Robo Ethical Framework promoting responsibility and transparency in the design, creation and deployment of AI-powered robots. NICE’s ethical guidelines set the standard for designing, building and deploying robots, and form the basis for solid and ethically sound robot and human collaboration. Comprising a set of five guiding principles, NICE's Robo-Ethical Framework underlies every interaction with process robots – from planning to implementation - and drives ethically sound human-robot partnerships in the workplace. The launch of this framework reiterates the company's dedication to these standards and invites industry wide adoption. For more information, please click here.

Sarah Burnett, partner at Emergence Partners said, “NICE RPA scored well in our Ethics in Technology Assessment (ETA) framework. It is commendable to see NICE taking a strong stand by establishing a Robo-Ethical framework. The upsurge in adoption of AI necessitates commitment to doing what is ethical, and respectful to customers. NICE’s move in this direction is admirable and I advise other organizations to follow suit.”

The rapid acceleration of AI has driven the proliferation of robots in various roles across both home-based work and business environments. With their integration, robots are being granted more access to business and customer data. Yet ethical standards that provide guidance around the development and application of robots and AI have been lacking. There has been much discourse around the topic in the robotics industry but steps to formalize guidelines on an industry level have yet to be taken.

By introducing the industry's first set of standards to self-govern the creation of responsible AI-driven robotics, NICE commits to ensuring transparent design, development and implementation of process automations as is already inherent to its RPA platform. Deeply rooted in its product capabilities, NICE’s ethical framework is shared with every customer along with their robotic license. While the ultimate determination of what is beneficial to humanity is subjective and contextually rooted, NICE aims to keep the importance of ensuring a positive impact in RPA top of mind in the industry. The five guiding principles that are intended to ensure good ethical standards, underlying the robot-human relationship in the workplace include the following:

•Robots must be designed for a positive impact: Robots must be built to contribute to the growth and well-being of the human workforce. With consideration to societal, economic, and environmental impacts, every project that involves robots should have at least one positive rationale clearly defined.

•Bias-free robotics: Personal attributes such as color, religion, sex, gender, age and other protected status are eliminated when creating robots so their behavior is employee agnostic. Training algorithms are evaluated and tested periodically to ensure they are bias-free.

•Robots must safeguard individuals: Careful consideration is given to decide whether and how to delegate decisions to robots. The algorithms, processes, and decisions embedded within robots must be transparent, with the ability to explain conclusions with unambiguous rationale. Accordingly, humans must be able to audit a robot’s processes and decisions and have the ability to intervene and redress the system to prevent potential offenses.

•Robots must be driven by trusted data sources: Robots must be designed to act based upon verified data from trusted sources. Data sources used for training algorithms should be maintained with the ability to reference the original source.

•Robots must be designed with holistic governance and control: Humans must have complete information about a system’s capabilities and limitations. Robotics platforms must be designed to protect against abuse of power and illegal access by limiting, proactively monitoring, and authenticating any access to the platform and every type of edit action in the system.

Barry Cooper, President, NICE Workforce & Customer Experience Group, said, "We are at an exciting time in history where with the support of AI-driven smart robots, the human workforce can deliver brand-differentiating, next-gen CX. NICE is proud to take the lead in ensuring the use of robots for the betterment of humankind, articulating the ethical principles that act as guidelines for the development of our own AI-driven innovations and, through this framework, across the RPA field. Our industry’s first robo-ethical framework reflects our commitment to this effort, and we urge industry leaders to join us."

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.